EXHIBIT 12.


Universal Corporation and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

Years Ended June 30, 1998, 1997 and 1996

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                                                        1998        1997         1996

Pretax income from continuing operations........    $231,138    $171,941      $ 123,721
Pretax income of unconsolidated affiliates......      16,901      11,862          4,305
Fixed charges...................................      64,850      65,798         69,527


Earnings........................................    $312,889    $249,601      $ 197,553


Interest........................................    $ 63,974    $ 64,886      $  68,754
Interest of unconsolidated affiliates...........         546         581            492
Debt discount amortization......................         330         331            281


Fixed Charges...................................    $ 64,850    $ 65,798      $  69,527


Ratio of Earnings to Fixed Charges..............         4.8         3.8            2.8



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